TRANSACTIONS IN OWN SECURITIES 25 April 2022 Unilever PLC (the “Company”) announces today that it has purchased the following number of its ordinary shares on the London Stock Exchange from HSBC Bank plc (“the Broker”). The repurchased shares will be held in treasury. Ordinary Shares Date of purchases: 25 April 2022 Number of ordinary shares purchased: 38,718 Highest price paid per share: GBp 3,573.0000 Lowest price paid per share: GBp 3,499.5000 Volume weighted average price paid per share: GBp 3,529.3769 Such purchases form part of the Company’s existing share buy-back programme and were effected pursuant to the instructions issued to the Broker by the Company on 23 March 2022, as announced on that date. Following the purchase of these shares, Unilever holds 70,295,417 of its ordinary shares in treasury and has 2,558,948,355 ordinary shares in issue (excluding treasury shares). Aggregated information Trading venue Volume weighted average price (GBp) Aggregated volume (shares) LSE 3,529.3769 38,718 Chi-X 0.0000 0 Turquoise 0.0000 0 BATS 0.0000 0 Aquis 0.0000 0 Media Enquires: Please contact the Unilever Press Office at: Press-Office.London@Unilever.com Transaction details In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), a full breakdown of the individual trades made by the Broker on behalf of the Company as part of the buy-back programme is detailed below:

Quantity Price Market Execution Time 353 3510.50 XLON 08:00:07 311 3510.50 XLON 08:00:11 171 3507.00 XLON 08:00:16 110 3511.50 XLON 08:00:28 15 3512.50 XLON 08:00:39 531 3512.50 XLON 08:00:39 189 3510.00 XLON 08:00:45 160 3510.00 XLON 08:00:45 87 3511.50 XLON 08:01:07 265 3510.00 XLON 08:01:11 369 3511.00 XLON 08:01:25 282 3507.50 XLON 08:01:31 103 3507.00 XLON 08:01:33 167 3505.50 XLON 08:01:39 135 3504.00 XLON 08:01:43 135 3505.00 XLON 08:01:52 311 3505.50 XLON 08:02:02 152 3504.50 XLON 08:02:04 170 3507.00 XLON 08:02:25 350 3508.50 XLON 08:02:32 758 3509.00 XLON 08:02:44 841 3508.50 XLON 08:02:50 30 3506.00 XLON 08:02:55 29 3506.00 XLON 08:02:55 285 3506.00 XLON 08:03:00 273 3504.50 XLON 08:03:02 79 3502.50 XLON 08:03:05 39 3501.00 XLON 08:03:26 113 3501.00 XLON 08:03:28 91 3500.00 XLON 08:03:45 325 3499.50 XLON 08:03:54

800 3499.50 XLON 08:03:57 382 3504.50 XLON 08:04:14 600 3503.00 XLON 08:04:18 600 3503.00 XLON 08:04:18 768 3503.00 XLON 08:04:18 499 3501.50 XLON 08:04:33 574 3501.50 XLON 08:04:33 313 3502.00 XLON 08:04:53 124 3506.00 XLON 08:05:05 143 3506.00 XLON 08:05:05 344 3506.00 XLON 08:05:40 1333 3516.50 XLON 08:07:33 198 3516.50 XLON 08:07:33 1523 3519.50 XLON 08:07:42 718 3528.50 XLON 08:08:00 159 3529.00 XLON 08:08:04 255 3529.00 XLON 08:08:16 41 3530.00 XLON 08:08:32 373 3530.00 XLON 08:08:33 52 3527.50 XLON 08:08:36 235 3527.50 XLON 08:08:40 46 3527.50 XLON 08:08:42 59 3527.50 XLON 08:08:42 150 3527.50 XLON 08:08:42 191 3528.50 XLON 08:08:54 223 3526.50 XLON 08:09:01 10 3532.50 XLON 08:09:16 659 3532.50 XLON 08:09:16 373 3533.00 XLON 08:09:45 416 3533.00 XLON 08:10:01 535 3533.00 XLON 08:10:01 229 3532.00 XLON 08:10:03

77 3532.00 XLON 08:10:16 748 3534.50 XLON 08:10:31 271 3532.50 XLON 08:10:39 204 3531.50 XLON 08:10:57 611 3531.00 XLON 08:11:02 2142 3532.50 XLON 08:12:19 440 3531.00 XLON 08:12:33 408 3531.00 XLON 08:12:33 146 3529.00 XLON 08:12:35 13 3529.00 XLON 08:12:35 5 3529.00 XLON 08:12:35 94 3529.00 XLON 08:12:35 47 3529.00 XLON 08:12:40 25 3528.00 XLON 08:12:48 100 3528.00 XLON 08:12:48 113 3528.00 XLON 08:12:48 578 3530.50 XLON 08:12:59 585 3533.50 XLON 08:14:04 39 3533.50 XLON 08:14:38 389 3533.50 XLON 08:14:38 1025 3533.00 XLON 08:14:40 451 3533.00 XLON 08:14:40 1172 3547.00 XLON 08:16:02 928 3546.00 XLON 08:16:04 238 3545.50 XLON 08:16:06 463 3545.50 XLON 08:16:06 369 3548.50 XLON 08:16:24 636 3556.00 XLON 08:17:24 858 3559.50 XLON 08:17:38 79 3560.00 XLON 08:17:41 120 3561.50 XLON 08:17:49 225 3562.00 XLON 08:18:06

132 3563.00 XLON 08:18:20 1 3563.00 XLON 08:18:20 92 3562.50 XLON 08:18:28 707 3569.00 XLON 08:19:22 98 3570.00 XLON 08:19:31 14 3568.00 XLON 08:19:40 84 3568.00 XLON 08:19:40 86 3565.00 XLON 08:19:54 144 3563.00 XLON 08:20:07 84 3561.00 XLON 08:20:14 130 3561.00 XLON 08:20:26 131 3562.00 XLON 08:20:45 105 3562.00 XLON 08:20:54 90 3562.00 XLON 08:20:54 130 3561.50 XLON 08:21:05 119 3562.00 XLON 08:21:20 55 3567.50 XLON 08:22:03 399 3567.50 XLON 08:22:03 34 3567.50 XLON 08:22:03 98 3567.00 XLON 08:22:08 42 3566.00 XLON 08:22:20 56 3566.00 XLON 08:22:21 95 3567.00 XLON 08:22:47 78 3567.00 XLON 08:22:47 185 3566.50 XLON 08:22:56 5 3566.50 XLON 08:23:10 157 3566.50 XLON 08:23:15 300 3568.50 XLON 08:23:47 167 3568.50 XLON 08:23:47 124 3569.00 XLON 08:24:10 94 3569.00 XLON 08:24:14 336 3571.00 XLON 08:25:03

100 3573.00 XLON 08:25:43 292 3573.00 XLON 08:25:43 201 3573.00 XLON 08:25:44